Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Global Dividend Growth Securities

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Global Dividend Growth Securities were transferred to Invesco Global Dividend Growth Securities Fund.

For		23,801,138.829
Withhold	1,375,427.298
Abstain		1,916,416.840